UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-3880
NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Full title of the Plan)
NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)
6363 Main Street, Williamsville, New York 14221
(Address of principal executive office)

REQUIRED INFORMATION
1.	Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

See accompanying Index on next page.

2.	Signatures

3.	Exhibit

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page
Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits at December 31, 2007	2

Statement of Net Assets Available for Benefits at December 31, 2006	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007 (with Comparative Totals for the Year Ended December 31, 2006)	4

Notes to Financial Statements	5 - 11

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of December 31, 2007	12

Report of Independent Registered Public Accounting Firm
To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees
We have audited the accompanying statements of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Bonadio & Co., LLP
June 24, 2008
Williamsville, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007

	Employer	Participant	Total
	Directed	Directed	December 31,
	Investments	Investments	2007

Assets:
Investments at fair value:

National Fuel Gas Company Employee Stock Ownership Plan (ESOP) Fund	$—	$116,282,146	$116,282,146

Vanguard 500 Index Fund	—	51,379,091	51,379,091

Vanguard Retirement Savings Trust	—	14,912,436	14,912,436

Vanguard Total Bond Market Index Fund	—	13,742,047	13,742,047

Vanguard European Stock Index Fund	—	12,031,576	12,031,576

Vanguard Extended Market Index Fund	—	9,215,001	9,215,001

Vanguard Prime Money Market Fund	—	8,629,131	8,629,131

Vanguard STAR Fund	—	6,152,814	6,152,814

Vanguard Pacific Stock Index Fund	—	4,406,718	4,406,718

Participant Loan Account	—	2,387,943	2,387,943

	—	239,138,903	239,138,903

Receivables:
Employer Contributions	—	251,590	251,590

Participant Contributions	—	173,708	173,708

Dividends Receivable	—	45,719	45,719

Total Assets	—	239,609,920	239,609,920

Liabilities:
Dividends Payable to Participants	—	45,719	45,719

Net Assets Available for Benefits at Fair Value	—	239,564,201	239,564,201

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	—	(112,832)	(112,832)

Net Assets Available for Benefits	$—	$239,451,369	$239,451,369

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006

	Employer	Participant	Total
	Directed	Directed	December 31,
	Investments	Investments	2006

Investments at fair value:

National Fuel Gas Company Common Stock Funds	$82,561,792	$27,117,993	$109,679,785

Vanguard 500 Index Fund	—	49,821,473	49,821,473

Vanguard Retirement Savings Trust	—	13,200,636	13,200,636

Vanguard Total Bond Market Index Fund	—	9,687,560	9,687,560

Vanguard European Stock Index Fund	—	8,944,681	8,944,681

Vanguard Extended Market Index Fund	—	7,574,643	7,574,643

Vanguard Prime Money Market Fund	—	5,265,653	5,265,653

Vanguard Pacific Stock Index Fund	—	3,698,869	3,698,869

Vanguard STAR Fund	—	3,110,092	3,110,092

Participant Loan Account	—	2,573,559	2,573,559

	82,561,792	130,995,159	213,556,951

Receivables:
Employer Contributions	231,388	7,698	239,086

Participant Contributions	—	172,763	172,763

Net Assets Available for Benefits at Fair Value	82,793,180	131,175,620	213,968,800

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	—	127,026	127,026

Net Assets Available for Benefits	$82,793,180	$131,302,646	$214,095,826

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
(WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 2006)

	Employer	Participant	Total all Investments Combined
	Directed	Directed	December 31,
	Investments	Investments	2007	2006

Investment Income From National Fuel Gas Company ESOP Fund	$—	$3,063,055	$3,063,055	$—

Investment Income From National Fuel Gas Company Common Stock Funds	—	—	—	3,256,386

Interest and Dividend Income	—	820,153	820,153	742,024

Investment Income from Mutual Funds	—	2,886,100	2,886,100	1,991,220

Total Investment Income	—	6,769,308	6,769,308	5,989,630

Transfer from Employer Directed Investments to Participant Directed Investments (Note 1)	(82,793,180)	82,793,180	—	—

Net Appreciation in Fair Value of Investments	—	25,048,663	25,048,663	29,957,786

Employer Contributions	—	2,976,042	2,976,042	2,866,445

Participant Contributions	—	6,637,758	6,637,758	6,355,929

Participant Purchase and Loan Fees	—	(5,345)	(5,345)	(4,180)

Rollovers and Other Individual Transfers In	—	170,150	170,150	488,929

Dividend Payments to Participants	—	(85,111)	(85,111)	—

Payments to Participants or Beneficiaries	—	(16,155,922)	(16,155,922)	(14,163,169)

Increase (Decrease) in Net Assets Available for Benefits	(82,793,180)	108,148,723	25,355,543	31,491,370

Net Assets Available for Benefits:
Beginning of Year	82,793,180	131,302,646	214,095,826	182,604,456

End of Year	$—	$239,451,369	$239,451,369	$214,095,826

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
     General:
     The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
     During 2003, the Board of Directors of the Company approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund were merged into the Plan. The account balances containing the employer directed investment fund of the Thrift Plan, which consisted of National Fuel Gas Company Common Stock, were merged into another plan. The merger was effective as of August 1, 2003. Funds previously invested in the Government Bond Fund were initially invested in the Vanguard Total Bond Market Index Fund, and funds previously invested in the Pooled Investment Contract Fund were initially invested in the Vanguard Retirement Savings Trust. Former Thrift Plan participants have the option to move these funds into other investment options offered by the Plan and retain the same rights and features of the former Thrift Plan. Former Thrift Plan funds are kept separate from any funds that a participant invests directly into the Plan.
     Effective July 1, 2003, an additional Retirement Savings Account benefit was provided to certain participants in the Plan. Participants should refer to the Plan document for more complete information.
     Effective September 28, 2007, the Plan was amended such that the portion of the Trust invested in National Fuel Gas Company Stock Fund A and National Fuel Gas Company Stock Fund B is designated as an Employee Stock Ownership Plan (“ESOP”). The ESOP portion of the Plan is intended to be a stock bonus plan as defined in Treasury Regulations section 1.401-1(b)(1)(iii) and a non-leveraged employee stock ownership plan under the requirements of sections 401(a) and 4975(e) of the Internal Revenue Code. Cash dividends paid with respect to shares of stock held in the ESOP as of the record date for such dividends shall be, at the election of the participant or beneficiary, either (i) paid or distributed in cash to the participant or beneficiary, or (ii) paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock. Except with respect to hardship withdrawals, if a participant or beneficiary fails to make a proper election with respect to a dividend, the participant or beneficiary shall be deemed to have elected to have the dividend paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock.
     Eligibility and Participation:
     Originally, the Plan was established for the benefit of professional, administrative or executive (i.e. salaried) employees of National Fuel Gas Company and its subsidiaries (the Company). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete 1,000 hours of employment and have attained age 21 in order to become eligible to participate. There are four groups of non-union employees who are eligible to participate in the Plan. Employer contributions vary by group and employee’s years of service and contribution. Certain Plan participants who have completed 12 months of employment, including at least 1,000 hours of service, attained age 21, and whose first hour of service with the Company is credited on or after July 1, 2003 are eligible for an additional Retirement Savings Account benefit. Effective as of July 1, 2005, part-time employees known as “Customer Support Representative I” or “Customer Support Representative II” are not eligible to make salary reduction contributions to the Plan.

     Contributions:
     Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 50%. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants’ behalf. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. In addition, the Company makes an employer matching contribution that ranges from 1% to 6% of the participant’s base salary, depending on their participant group, years of service and rate of salary reduction contributions. Beginning January 2004, participants eligible for the Retirement Savings Account benefit will receive a Company contribution of 2% or 3% of the participant’s compensation (in addition to any employer matching contribution under the Plan), depending on the participant’s years of service. The Company contribution in the Retirement Savings Account is participant directed and can be directed into any of the Plan’s investment options except for the Common Stock of National Fuel Gas Company.
     “Base salary” is defined in the Plan generally to mean a participant’s base annual salary for a payroll period. An individual participant’s salary reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. However, the Company matching contributions are not subject to such ceilings. The ceiling is $15,500 for 2007 and 2008. If a participant is age 50 or over, the ceiling increases to $20,500 for 2007 and 2008.
     Participants’ accounts, including all salary reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable. Participants’ accounts within the Retirement Savings Account are 100% vested following five years of service for all pre-January 1, 2007 employer contributions, and following three years of service for all employer contributions thereafter. Forfeitures will be used to reduce Company contributions. Forfeitures amounted to $2,382 and $1,321 for the years ended December 31, 2007 and 2006, respectively. Unused forfeitures amounted to $7,044 and $4,423 at December 31, 2007 and 2006, respectively.
     Employer Matching Contributions:
     Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Fuel Gas Company ESOP Fund). This fund also maintains a small cash position in Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund.
     Effective January 1, 2007, participants may exchange all or a portion of their National Fuel Gas Company common stock (National Fuel Gas Company ESOP Fund) for an interest in another fund.
     Withdrawals, Loans and Distributions:
     Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan’s limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with certain Plan rules. In certain cases, participants may postpone receipt of Plan distributions.
     Former Thrift Plan Participants may, at any time, withdraw the entire value of those amounts transferred to the Plan.
     Participant Accounts:
     Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
     Administration:
     A Tax-Deferred Savings Plan Committee appointed by the Chief Executive Officer is the Administrator of the Plan. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).

     Plan Termination:
     Although it has not expressed any intent to do so, National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting:
     The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.
     As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common/collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The requirement of the FSP was applied to the Statement of Net Assets Available for Benefits as of December 31, 2006. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
     Investment Valuation and Income Recognition:
     The National Fuel Gas Company ESOP Fund is reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Shareholders of National Fuel Gas Company stock have the right to give voting instructions to the Trustee with respect to the number of shares of Common Stock of National Fuel Gas Company, that are held on their behalf. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The Plan’s interest in investment contracts through a common/collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common/collective trust at year end. Participant loans are valued at their outstanding balances, which approximate fair value. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in investment income.
     Risks and Uncertainties:
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
     Use of Estimates:
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Administrative expenses:
     Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $30,749 and $29,517 for services rendered in connection with the Plan and Trust for the years ended December 31, 2007 and December 31, 2006, respectively. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.
     Payments of Benefits:
     Benefit payments to participants are recorded upon distribution.
     Recent Accounting Pronouncements:
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The pronouncement serves to clarify the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair-value measurements have on earnings. SFAS 157 is to be applied whenever another standard requires or allows assets or liabilities to be measured at fair value. In accordance with FASB Staff Position FAS No. 157-2, SFAS 157 is effective for financial assets and financial liabilities of the Plan that are recognized or disclosed at fair value on a recurring basis for the year ended December 31, 2008. The adoption of SFAS 157 is not expected to have a material effect on the Plan’s financial statements.
NOTE 3 — INCOME TAXES
     The Internal Revenue Service has determined in a letter dated September 9, 2002 that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
NOTE 4 — PARTIES-IN-INTEREST
     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Investment income from parties-in-interest amounted to $6,769,308 and $5,989,630 for the years ended December 31, 2007 and December 31, 2006, respectively.
NOTE 5 — INVESTMENTS
     The following investments comprised more than 5% of Plan assets at:

	December 31,
	2007	2006
National Fuel Gas Company ESOP Fund (Participant Directed)	$116,282,146	$—
National Fuel Gas Company Common Stock Fund A (Participant Directed)	—	27,117,993
National Fuel Gas Company Common Stock Fund B (Non-Participant Directed)	—	82,561,792
Vanguard 500 Index Fund	51,379,091	49,821,473
Vanguard Retirement Savings Trust	14,912,436	13,200,636
Vanguard Total Bond Market Index Fund	13,742,047	9,687,560
Vanguard European Stock Index Fund	12,031,576	8,944,681

     The net appreciation (depreciation) in fair value of investments including realized gains (losses) on investments sold during the years ended December 31, 2007 and 2006 are as follows:

	For the Years Ended
	December 31,
	2007	2006
National Fuel Gas Company ESOP Fund (Participant Directed)	$21,938,667	$—
National Fuel Gas Company Common Stock Fund A (Participant Directed)	—	5,189,375
National Fuel Gas Company Common Stock Fund B (Non-Participant Directed)	—	15,547,815
Vanguard 500 Index Fund	1,737,095	6,009,347
Vanguard European Stock Index Fund	975,198	1,945,620
Vanguard Total Bond Market Index Fund	227,228	(64,982)
Vanguard Extended Market Index Fund	187,703	864,487
Vanguard Pacific Stock Index Fund	78,438	306,753
Vanguard STAR Fund	(95,666)	159,371

	$25,048,663	$29,957,786

NOTE 6 — INVESTMENT PROGRAMS
     The funds listed below are the investment options for salary reduction contributions as of December 31, 2007.
     National Fuel Gas Company ESOP Fund:
     The National Fuel Gas Company ESOP Fund seeks long-term growth of capital. The fund invests in National Fuel Gas Company common stock to provide investors the possibility of long-term growth through increases in the value of the stock and the reinvestment of dividends. A small portion of the fund may also be invested in cash investments, such as money market instruments, to help accommodate daily transactions.
     Vanguard 500 Index Fund:
     The Vanguard 500 Index Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.
     Vanguard Retirement Savings Trust:
     The Vanguard Retirement Savings Trust seeks to provide current and stable income, while maintaining a stable share value of $1. The fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities. The fund seeks to achieve its objective by diversifying among high credit-quality investments and investment contracts, which are structured to smooth market gains and losses over time.
     Vanguard Total Bond Market Index Fund:
     The Vanguard Total Bond Market Index Fund seeks to track the performance of a broad, market-weighted bond index. The fund employs a “passive management” or indexing investment designed to track the performance of the Lehman Brothers Aggregate Bond Index. This index measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States. This includes government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than one year.

     Vanguard European Stock Index Fund:
     The Vanguard European Stock Index Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of Europe. The fund employs a “passive management” or indexing investment approach by investing all, or substantially all, of its assets in the common stocks included in the Morgan Stanley Capital International (MSCI) Europe Index. The MSCI Europe Index is made up of common stocks of companies located in sixteen European countries, mostly companies in the United Kingdom, France, Switzerland, and Germany. Other countries represented in the index include Austria, Belgium, Denmark, Finland, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, and Sweden.
     Vanguard Extended Market Index Fund:
     The Vanguard Extended Market Index Fund seeks to track the performance of a benchmark index that measures the investment return of small and mid-capitalization stocks. The fund employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of small and medium sized U.S. companies. The Standard & Poor’s Completion Index contains all of the U.S. common stocks regularly traded on the New York and American Stock Exchanges, and the NASDAQ over-the-counter market, except those stocks included in the Standard & Poor’s 500 Index. The fund invests all, or substantially all, of its assets in stocks of its target index, with nearly 80% of its assets invested in the 1,200 largest stocks in its target index (covering nearly 80% of the index’s total market capitalization), and the rest of its assets in a representative sample of the remaining stocks.
     Vanguard Prime Money Market Fund:
     The Vanguard Prime Money Market Fund seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities. To be considered high-quality, a security generally must be rated in one of the two highest credit-quality categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security). If not rated, the security must be determined by Vanguard to be of quality equivalent to those in the two highest credit-quality categories. The fund will invest more than 25% of its assets in securities issued by companies in the financial services industry. The fund will maintain a dollar-weighted average maturity of 90 days or less.
     Vanguard STAR Fund:
     The Vanguard STAR Fund seeks to provide long-term capital appreciation and income. The STAR Fund invests in a diversified group of other Vanguard mutual funds, rather than in individual securities. The fund follows a balanced investment approach by placing 60% to 70% of its assets in common stocks through eight stock funds; 20% to 30% of its assets in bonds through two bond funds; and 10% to 20% of its assets in short-term investments through a short-term bond fund. The fund’s stock holdings emphasize large-capitalization stocks of domestic companies and, to a lesser extent, a diversified group of stocks in companies located outside the United States. The fund’s bond holdings focus predominately on short and long-term investment-grade corporate bonds and GNMA mortgage-backed securities.
     Vanguard Pacific Stock Index Fund:
     The Vanguard Pacific Stock Index Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of the Pacific region. The fund employs a “passive management” or indexing investment approach by investing all, or substantially all, of its assets in the common stocks included in the MSCI Pacific Index. The MSCI Pacific Index consists of common stocks of companies located in Japan, Australia, Hong Kong, Singapore, and New Zealand.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$239,451,369	$214,095,826
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	112,832	(127,026)

Net assets available for benefits per Form 5500	$239,564,201	$213,968,800

     The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Increase in net assets available for benefits per the financial statements	$25,355,543	$31,491,370
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	239,858	43,641

Increase in net assets available for benefits per Form 5500	$25,595,401	$31,535,011

SCHEDULE I
NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date, Rate
	Borrower, Lessor	of Interest, Collateral, Par		(e) Current
(a)	or Similar Party	or Maturity Value	(d) Cost	Value
*	National Fuel Gas Company	ESOP Fund (3,493,801 units)	(a)	$116,282,146

	Mutual Funds:
*	Vanguard Group of Investment Companies	500 Index Fund
		(380,163 units)	(a)	51,379,091

*	Vanguard Group of Investment Companies	Total Bond Market Index Fund
		(1,352,564 units)	(a)	13,742,047

*	Vanguard Group of Investment Companies	European Stock Index Fund
		(302,453 units)	(a)	12,031,576

*	Vanguard Group of Investment Companies	Extended Market Index Fund
		(231,010 units)	(a)	9,215,001

*	Vanguard Group of Investment Companies	Prime Money Market Fund
		(8,629,131 units)	(a)	8,629,131

*	Vanguard Group of Investment Companies	STAR Fund
		(294,816 units)	(a)	6,152,814

*	Vanguard Group of Investment Companies	Pacific Stock Index Fund
		(346,440 units)	(a)	4,406,718

		Total Vanguard Mutual Funds		105,556,378

	Common/Collective Trust (1):
*	Vanguard Group of Investment Companies	Retirement Savings Trust
		(14,799,604 units)	(a)	14,912,436

*	National Fuel Gas Company Tax Deferred Savings Plan For Non-Union Employees	Participant Loan Account
		(Interest rates range from 5.75% to 12.0%).		2,387,943

	TOTAL			$239,138,903

(a)	Investments are participant directed, thus cost information is not required.

*	Denotes known party-in-interest to the Plan.

(1)	The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity’s tax identification number is 23-2186884.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Name of Plan)

By	/s/ R.J. Tanski R.J. Tanski
Treasurer and Principal Financial Officer

By	/s/ K.M. Camiolo K.M. Camiolo
Controller and Principal Accounting Officer

Date:	June 24, 2008

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm